SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

IVAX CORPORATION

(Name of Subject Company (issuer))

IVAX CORPORATION (Issuer)

(Name of Filing Person (identifying status as offeror, issuer or other person))

1.5% Convertible Senior Notes due 2024

(Title of Class of Securities)

CUSIP Nos. 465823 AJ 1 and 465823 AH 5

(CUSIP Number of Class of Securities)

Steven D. Rubin
Vice President and General Counsel
IVAX Corporation
4400 Biscayne Boulevard
Miami, Florida 33137
(305) 575-6000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Alison W. Miller, Esq.
Stearns Weaver Miller Weissler
Alhadeff & Sitterson, P.A.
150 West Flagler Street, Suite 2200
Miami, Florida 33130
(305) 789-3200

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee

$400,000,000	$47,080.00**

*	Calculated solely for the purpose of determining the amount of the filing fee. The amount assumes the exchange of $400,000,000 aggregate principal amount of IVAX Corporation’s 1.5% Convertible Senior Notes due 2024 for IVAX Corporation’s 1.5% Convertible Senior Notes due 2024.

**	Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 to Schedule TO (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by IVAX Corporation, a Florida corporation (“IVAX”), on January 20, 2005. This Amendment relates to the offer by IVAX (i) to exchange $1,000 in principal amount of 1.5% Convertible Senior Notes due 2024 (the “New Notes”) and (ii) a one-time cash payment (an “Exchange Fee”) equal to $2.50 per $1,000 principal amount of outstanding 1.5% Convertible Senior Notes due 2024 (the “Old Notes” and together with the New Notes, the “Notes”) that is properly tendered and accepted for exchange upon the terms and subject to the conditions set forth in the Offer to Exchange dated January 20, 2005 (the “Offer to Exchange”) and in the related Letter of Transmittal (the “Letter of Transmittal”). The offer to exchange the Notes (including the payment of an Exchange Fee) pursuant to the Offer to Exchange and Letter of Transmittal is referred to herein as an “Offer.” The Offer is not contingent upon the tender or exchange of any minimum principal amount of Old Notes. The Offer, however, is conditioned upon satisfaction of certain conditions. This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934. Copies of the Offer to Exchange and Letter of Transmittal were previously filed with the Schedule TO as exhibits (a)(1)(i) and (a)(1)(ii), respectively, and the information therein is incorporated in this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 1. Summary Term Sheet; Item 4. Terms of the Transaction; Item 6. Purposes of the Transaction and Plans or Proposals; and Item 7. Source and Amount of Funds or Other Consideration of the Schedule TO, each of which incorporate by reference the information contained in the Offer to Exchange are hereby amended as follows:

(1)	The first sentence of the third paragraph on the cover page of the Offer to Exchange is hereby deleted and replaced in its entirety by the following:

“The Offer will expire at 12:00 midnight, New York City time, on February 16, 2005 unless we extend it or terminate, withdraw, or amend it as set forth in the section titled “The offer to exchange—Conditions to the Offer.” ”

(2)	The last sentence of the seventh paragraph on the cover page of the Offer to Exchange is hereby deleted and replaced in its entirety by the following:

“On February 8, 2005, the closing price for our common stock on the American Stock Exchange was $15.80.”

(3)	The fifth paragraph on the second page of the introduction is hereby deleted.

(4)	The last paragraph under the section “Forward-looking statements” is hereby deleted and replaced in its entirety by the following:

“We caution you not to place significant reliance on these forward-looking statements, which speak only as of the date of this Offer to Exchange or the date of an incorporated document, as applicable and we will update these forward-looking statements only to the extent that there has been a material change in the information previously disclosed to you or that the securities laws otherwise require us to do so.”

(5)	The information set forth under the section “Summary–The offer-Reasons for the offer” is hereby deleted and is replaced in its entirety by the following:

“Purpose of the Offer... The purpose of the Offer is to change the conversion settlement provisions of the Old Notes. We are making this change in response to the adoption by the Emerging Issues Task Force (“EITF”), of the Financial Accounting Standards Board (“FASB”) of EITF Issue No. 04-8, “The Effect of Contingently Convertible Debt on Diluted Earnings Per Share,” which, effective December 15, 2004, changed the accounting rules applicable to the Old Notes. The Old Notes are only convertible at a conversion price of $23.89 per share in the event certain conditions have been satisfied, including the market price of our common stock reaching $28.68 for 20 consecutive trading days. Prior to the adoption of EITF

Issue No. 04-8, we included the shares underlying the Old Notes (if dilutive) in our calculation of diluted earnings per share when one of such conditions was met. EITF Issue No. 04-8 requires us to apply the “if-converted” method to the Old Notes, requiring us to include the common stock issuable upon conversion of the Old Notes (approximately 16.74 million shares) in our diluted shares outstanding for purposes of calculating diluted earnings per share regardless of whether the conditions to conversion have been met.

By committing to pay up to the principal amount of the New Notes in cash upon conversion, we believe we will be able to account for the New Notes under the “treasury stock” method, which is generally expected to be less dilutive to earnings per share than the “if-converted” method prescribed by EITF Issue No. 04-8. The “treasury stock” method only requires inclusion of the shares to be delivered upon conversion if our common stock is trading at a price in excess of the conversion price based on the average trading price during the preceding quarter and then only to the extent the conversion value is greater than the principal amount of the New Notes. We generally expect that since fewer shares will be included in the number of fully diluted shares outstanding under the New Notes based on this calculation than would be included for the Old Notes under the “if-converted” method when dilutive, our diluted earnings per share will be greater. For a more detailed description of these changes, see “The offer to exchange—Purpose of the Offer.”

(6)	The information set forth under the section “Summary–The offer–Expiration Date; extension” is hereby deleted and is replaced in its entirety by the following:

“Expiration Date; extension........The Offer commenced on January 20, 2005 and will expire at 12:00 midnight, New York City time, on February 16, 2005, unless extended by us or terminated, withdrawn or amended as set forth in the section “The offer to exchange—Conditions to the Offer.” We will announce any extension of the Offer by press release no later than 9:00 a.m., New York City time, on the next American Stock Exchange trading day after the previously scheduled Expiration Date.”

(7)	The following information is added on page 4 after the section “Summary–The offer-Tax consequences:”

“Accounting treatment of the Offer...... Applying the guidance established by EITF Issue No. 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instrument,” we have determined that the Offer should be treated as a modification of the Old Notes for accounting purposes. We estimate the total fees and expenses associated with the Offer will be approximately $900,000, which will be expensed as incurred. If all of the Old Notes are exchanged for New Notes, we will pay an Exchange Fee of $1,000,000, which will be capitalized with the original debt issuance costs and amortized to interest expense using the effective interest method through March 1, 2011.”

(8)	The paragraph in the column for the Old Notes in the section “Summary—Differences between the Old Notes and the New Notes—Accounting treatment” is hereby deleted and replaced in its entirety by the following:

“The “if-converted” method under which the full number of shares of our common stock underlying the Old Notes (approximately 16.74 million shares) will be deemed to be outstanding for purposes of calculating diluted earnings per share (if dilutive), whether or not the Old Notes may be converted pursuant to their terms.”

(9)	The first paragraph in the column for the New Notes in the section “Summary—Differences between the Old Notes and the New Notes—Accounting treatment” is hereby deleted and replaced in its entirety by the following:

“The “treasury stock” method under which we will be required to include the shares of our common stock underlying the New Notes, if any, only as such time as our common stock is trading at a price in excess of the conversion price based on the average trading price during the preceding quarter.”

(10)	The following text is inserted as the third paragraph in the column for the New Notes in the section “Summary—Differences between the Old Notes and the New Notes—Accounting treatment”:

“See “The offer to exchange-Purpose of the Offer.” ”

(11)	The second sentence in the risk factor titled “We have enacted a shareholder rights plan and charter provisions that may have anti-takeover effects.” is hereby deleted and replaced in its entirety by the following:

“Each common stock purchase right entitles the registered holder to purchase from us 1.17185 shares of our common stock at a price of $9.60 per 1.171875 shares, subject to adjustment.”

(12)	The information set forth in the risk factor titled “We may not be in a position to repurchase the New Notes for cash pursuant to their terms or to pay the amounts due upon conversion of the New Notes when required.” is hereby deleted and replaced in its entirety by the following:

“In certain circumstances you may require us to repurchase all or a portion of your New Notes for cash. In addition, upon conversion of the New Notes, we are obligated to satisfy our conversion obligations up to the principal amount of the New Notes in cash. If you were to require us to repurchase your New Notes, including following a change of control or other event that constitutes a Repurchase Event, or at your option on a repurchase date or you were to convert your New Notes, we cannot assure you that we will be able to pay the amount required. Our ability to repurchase the New Notes is subject to our liquidity position at the time, and may be limited by law, by the indenture governing the New Notes, and by indebtedness and agreements that we may enter into in the future which may replace, supplement or amend our existing or future debt. In addition, if we did not have sufficient cash to meet our obligations, while we could seek to obtain third-party financing to pay for any amounts due in cash upon such events, we cannot be sure that such third-party financing will be available on commercially reasonable terms, if at all. Our failure to repurchase the New Notes or make the required payments upon conversion would constitute an event of default under the indenture under which we will issue the New Notes, which might constitute a default under the terms of our other indebtedness at that time.”

(13)	The first line under the section “Price range of common stock and dividend policy” for 2005 is hereby deleted and replaced in its entirety by the following:

“First quarter (through February 8).............................. $15.97 $14.17

(14)	The second paragraph of the section “Price range of common stock and dividend policy” is hereby deleted and replaced in its entirety by the following:

“As of February 8, 2005, the closing sale price for our common stock as reported by the American Stock Exchange was $15.80 per share.”

(15)	The first paragraph and the table under the section “Ratio of earnings to fixed charges” is hereby deleted and replaced in its entirety by the following:

The following table sets forth our consolidated ratio of earnings to fixed charges for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 and the nine months ended September 30, 2004 on an actual, pro forma and pro forma as adjusted basis.

	For the years ended December 31,					September 30,

								2004
								Proforma
						2004	2004	as
	1999	2000	2001	2002	2003	Actual	Proforma(1)	Adjusted(2)

Ratio of earnings to fixed charges	15.3x	11.0x	7.9x	4.4x	4.1x	4.6x	5.0x	5.0x

(1)	The ratio of earnings to fixed charges for the nine months ended September 30, 2004 has been adjusted on a pro forma basis assuming the $333.0 million principal amount of notes we issued on December 22, 2004 were outstanding since January 1, 2004, and the $250.0 million principal amount of 4.5% convertible subordinated notes which we redeemed as of December 22, 2004 were not outstanding during the period beginning on January 1, 2004.

(2)	The pro forma ratio of earnings to fixed charges for the nine months ended September 30, 2004 has been adjusted to give effect to the consummation of this Offer.

(16)	The first sentence in the section “Capitalization” is hereby deleted and replaced in its entirety by the following:

“The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2004 on an actual basis, on a pro forma basis to give effect to our redemption of $250 million of our 4.5% convertible senior subordinated notes and the simultaneous issuance of $333 million of our 1.875% convertible senior notes on December 22, 2004 and on a pro forma as adjusted basis to give effect to the Offer, assuming all Old Notes are exchanged for the New Notes and the Exchange Fee, and payment of our expected expenses relating to this Offer.”

(17)	The first two paragraphs under the section “The offer to exchange–Purpose of the Offer” are hereby deleted and replaced in their entirety by the following:

“The purpose of the Offer is to change the conversion settlement provisions of the Old Notes. We are making this change in response to the adoption of EITF Issue No. 04-8. At its September 2004 meeting, the EITF reached a conclusion on EITF Issue No. 04-8 that requires the contingent shares issuable under our Old Notes to be included in our diluted earnings per share calculation (if dilutive) retroactive to the date of issuance of the Old Notes by applying the “if-converted” method under FASB Statement No. 128, “Earnings per Share.” The new rule has been approved by the FASB and is effective for periods ending after December 15, 2004. Under the new rule, shares of common stock issuable upon conversion of a security, such as the Old Notes, containing embedded conversion features that are contingent upon market price triggers must be included in diluted earnings per share computations (if dilutive) regardless of whether the contingency has been met. We previously followed the existing interpretation of FASB No. 128, which required inclusion of the impact of the conversion of our Old Notes only when and if the conversion thresholds were reached.

The new rule requires us to restate previously reported diluted earnings per share resulting in lower diluted earnings per share than previously reported for periods subsequent to the issuance of the Old Notes. As disclosed in our Form 10-Q for the quarterly period ended September 30, 2004, our reported diluted earnings per share for each of the three month periods ended March 31, 2004 and June 30, 2004, will be reduced by $0.01 per share and for the nine months ended September 30, 2004, will be reduced by $0.02 per share based on the application of EITF Issue No. 04-8 to our outstanding Old Notes. However, due to rounding, there will be no effect on earnings per share for the three month period ended September 30, 2004. If the New Notes were outstanding during those periods, based on their terms, there would have been no such decrease. We generally expect that the Offer will result in our reporting higher diluted earnings per share prospectively than if the Offer was not consummated. If less than all of the Old Notes are tendered and accepted in the Offer, then the Old Notes not exchanged will continue to be accounted for under the “if-converted” method. If none of the Old Notes are exchanged, we expect that the number of shares added in our diluted earnings per share calculation using the “if-converted” method will total 16,743,700 shares, when they are dilutive. If all of the Old Notes are exchanged for New Notes, no shares underlying the New Notes will be included in our diluted earnings per share calculation until such time as the average trading price of our common stock during the quarter preceding the earnings per share calculation is in excess of the conversion price (currently $23.89). We would note that even if the average trading price is in excess of the conversion price, only that number of shares representing the excess of the conversion value over the principal amount of the New Notes (which is payable in cash) would be included for purposes of the diluted earnings per share calculation.”

(18)	The fifth bullet point in the section “The offer to exchange–Conditions to the Offer” is hereby deleted.

(19)	The first two sentences of the third paragraph on page 48 under the section “Description of the New Notes” are hereby deleted and replaced in their entirety by the following:

“Our ability to pay the principal return with respect to the New Notes submitted for conversion will be subject to our liquidity at the time, and may be limited by restrictions on our ability to obtain funds for such payment through dividends from our subsidiaries and the terms of our then existing borrowing agreements. If the New Notes become convertible, we cannot assure holders that we would have the financial resources, or will be able to arrange financing to pay the principal return with respect to all of the New Notes that might be delivered by holders of the New Notes seeking to exercise their conversion rights and our failure to pay the principal return on those New Notes would constitute an event of default with respect to the New Notes which may in turn constitute a default under our other indebtedness.”

(20)	The section heading “Certain United States federal income tax consequences” and all references to the title of such section are hereby amended to read as follows:

“Material United States federal income tax consequences.”

(21)	The first paragraph on page 65 under the section “Certain United States federal income tax consequences” is hereby deleted and replaced in its entirety by the following:

“The following discussion summarizes the material U.S. federal income tax consequences of the Offer and the ownership and disposition of the New Notes and our common stock into which New Notes may be convertible. This discussion generally does not describe tax considerations that arise from rules of general application to all taxpayers or that are generally assumed to be known by investors and does not address any tax consequences arising under any state, local or foreign tax laws or under any other U.S. federal tax laws.”

(22)	The second full paragraph on page 66 is hereby deleted and replaced with the following:

“WHILE WE HAVE DESCRIBED THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THIS OFFER, AND THE OWNERSHIP AND DISPOSITION OF THE NEW NOTES AND OUR COMMON STOCK, YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU OF THE OFFER AND THE OWNERSHIP AND DISPOSITION OF THE NEW NOTES AND OUR COMMON STOCK, AS WELL AS THE APPLICATION OF THE FEDERAL ESTATE AND GIFT TAX LAWS, ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND ANY APPLICABLE TAX TREATY.”

(23)	The first paragraph under the section “Certain United States federal income tax consequences–U.S. Holders–Consequences of Ownership and Disposition of the New Notes” is hereby deleted and replaced in its entirety by the following:

“The following discussion summarizes the material U.S. federal income tax consequences to U.S. holders of the New Notes or our common stock. While we have described the material U.S. federal income tax consequences of the ownership and disposition of the New Notes and our common stock, holders are urged to consult their own tax advisors with respect to their individual circumstances.”

(24)	The first paragraph under the section “Certain United States federal income tax consequences–Non–U.S. Holders–Consequences of Ownership and Disposition of the New Notes” is hereby deleted and replaced in its entirety by the following:

“The following discussion summarizes the material U.S. federal income tax consequences to non–U.S. holders of the New Notes or our common stock. While we have described the material U.S. federal income tax consequences of the ownership and disposition of the New Notes and our common stock, holders are urged to consult their own tax advisors with respect to their individual circumstances.”

(25)	The last two sentences of the first paragraph in the section “Incorporation of certain documents by reference” are hereby deleted and replaced in their entirety by the following:

“The information incorporated by reference is considered to be part of this Offer to Exchange. We incorporate by reference the documents listed below:”

(26)	The first sentence of the second full paragraph in the section “Incorporation of certain documents by reference” is hereby deleted and replaced in its entirety by the following:

“Any statement contained in a document incorporated by reference in this Offer to Exchange shall be deemed to be modified or superseded for purposes of this Offer to Exchange to the extent that a statement contained herein modifies or supersedes such statement.”

(27)	The following is added as bullet number nine under the section “Incorporation of certain documents by reference”:

“Our current report on Form 8-K dated February 7, 2005 filed on February 8, 2005;”

(28)	All references to the Information Agent’s address are hereby deleted and replaced in their entirety by the following:

“105 Madison Avenue, New York, NY 10016”

ITEM 10. FINANCIAL STATEMENTS.

Item 10 of the Schedule TO and the section “Summary” is hereby amended and supplemented by adding the following:

SUMMARY FINANCIAL DATA

The following table sets forth summary financial data and other data as of and for the years ended December 31, 2001, 2002 and 2003 and as of and for the nine-month periods ended September 30, 2003 and 2004. The summary financial data for the years ended December 31, 2001, 2002 and 2003 has been derived from, and is qualified by reference to, our audited consolidated financial statements. Our consolidated financial statements for the years ended December 31, 2002 and 2003, were audited by Ernst & Young LLP, our independent registered public accounting firm. Our consolidated financial statements for the year ended December 31, 2001 were audited by Arthur Andersen LLP, who has ceased operations. The summary financial data for the nine-month periods ended September 30, 2003 and 2004 has been derived from, and is qualified by reference to, our unaudited consolidated financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine-month period ended September 30, 2004 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2004. You should read the information set forth below in conjunction with “Management’s discussion and analysis of financial condition and results of operation,” and our consolidated financial statements and their related notes, which are incorporated by reference into this Offer to Exchange.

				Nine months ended
	For the year ended December 31,			September 30,
	2001(1)	2002	2003(2)	2003	2004(3)
(in thousands, except per share data)				(unaudited)
Income Statement Data:
Net revenues	$1,215,377	$1,197,244	$1,420,339	$1,021,316	$1,328,239
Gross profit	631,789	533,536	638,956	457,631	614,516
Selling, general and administrative	254,106	287,368	334,606	240,430	314,806
Research and development	88,015	76,041	108,347	75,459	104,651
Amortization	19,412	16,158	19,719	14,417	16,447
Restructuring costs	2,367	4,242	3,706	798	1,114
Operating income	267,889	149,727	172,578	126,527	177,498
Interest income	21,249	8,090	3,710	2,818	3,875
Interest expense	(41,791)	(48,639)	(43,608)	(32,356)	(40,256)
Other income	49,637	60,321	11,738	9,791	10,827
Income taxes	54,065	51,742	45,559	37,240	17,094
Minority interest	344	838	188	162	(33)
Income from continuing operations	243,263	118,595	99,047	69,702	134,817
Income from discontinued operations	—	—	22,204	22,204	—
Cumulative effect of accounting change(4)	—	4,161	—	—	—
Net income	$243,263	$122,756	$121,251	$91,906	$134,817
Diluted earnings per common share (5):
Continuing operations	$0.95	$0.48	$0.40	$0.28	$0.53
Discontinued operations	—	—	0.09	0.09	—
Cumulative effect of accounting change (4)	—	0.02	—	—	—

Net income	$0.95	$0.50	$0.49	$0.37	$0.53

Weighted average common shares outstanding (5):
Diluted	255,798	246,722	248,625	247,837	254,229

Other Data:
Ratio of earnings to fixed charges (6)	7.9x	4.4x	4.1x	4.1x	4.6x

				September 30,
	December 31,				Pro Forma
	2001	2002	2003	Actual	as Adjusted(7)
(in thousands)				(unaudited)
Balance Sheet Data:
Working capital	$597,578	$447,154	$509,167	$774,034	$850,361
Total assets	2,105,449	2,047,759	2,372,934	2,788,144	2,865,596
5.5% notes, excluding current maturities	250,000	250,000	249,000	—	—
4.5% notes, excluding current maturities	660,000	561,200	533,900	533,900	283,900
1.5% notes, excluding current maturities	—	—	—	400,000	400,000
1.875% notes, excluding current maturities	—	—	—	—	328,005
Other long-term debt, excluding current maturities	3,486	61,139	72,435	65,345	65,345
Shareholders’ equity	718,354	684,863	962,311	1,170,850	1,170,492

(1)	Includes post-acquisition results of companies acquired, primarily Laboratorio Chile S.A., IVAX Scandinavia AB and IVAX Pharmaceuticals Mexico S.A. de C.V., which were acquired on July 5, 2001, March 13, 2001 and February 9, 2001, respectively, all of which were accounted for under the purchase method of accounting.

(2)	Includes the post-acquisition results of companies acquired, primarily API Industries, Inc. on January 24, 2003, and a branded respiratory business in Europe on October 1, 2003. Also includes the effects of improvements in our return and customer inventory experience, doubtful accounts and analysis of tax reserves that increased net revenues by $13.7 million, reduced cost of sales by $0.8 million, reduced bad debt expense by $3.7 million, reduced the income tax provision by $2.7 million, increased net income by $14.0 million and increased diluted earnings per share by $0.06.

(3)	Includes post-acquisition equity in earnings of Polfa Kutno, in which we acquired a 24.99% interest on June 1, 2004, and the post-acquisition results of companies acquired on June 2, 2004, Corporacion Medco S.A.C. and Botica Torres de Limatambo S.A.C. Also includes the effects of the positive resolution of service level claims that increased net revenues and gross profit by $9.0 million, $5.7 million net of tax, and the effect of changes reducing our tax provision and increasing net income by $4.2 million relating to the merger of two of our Chilean subsidiaries and by $7.0 million due to reversal of tax reserves relating to prior years’ tax issues, partially offset by $2.8 million of additional valuation allowance recorded against a deferred tax asset in Europe. The total impact of these changes increased net income by $14.1 million, or $0.06 per diluted share.

(4)	The cumulative effect of a change in accounting principle relates to adoption of SFAS No. 142 in 2002.

(5)	Retroactively restated to give effect to the five-for-four stock split that we completed on August 24, 2004.

(6)	Calculated by dividing earnings by total fixed charges. Earnings consist of pretax income plus fixed charges. Fixed charges consist of interest expense on all indebtedness (including amortization of deferred debt issuance costs) and a portion of rent expense (6%) estimated by management to be the interest component of such rentals.

(7)	Adjusted on a pro forma basis to give effect to our redemption of $250 million of our 4.5% convertible senior subordinated notes and the simultaneous issuance of $333 million of our 1.875% convertible senior notes on December 22, 2004 and to give effect to the Offer, assuming all Old Notes are exchanged for the New Notes and the Exchange Fee, and payment of our expected expenses relating to this Offer.

ITEM 12. EXHIBITS.

(a)(1)(i)	Offer to Exchange dated January 20, 2005.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Supplement to Offer to Exchange dated February 9, 2005.
(a)(5)(i)	Press Release dated January 20, 2005.*

*	Previously filed.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2005	IVAX CORPORATION
	By:	/s/ Neil Flanzraich
Neil Flanzraich,
Vice Chairman and President

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION
(a)(1)(vi)	Supplement to Offer to Exchange dated February 9, 2005.